Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
     The following is a transcript of a conference call held by Genesis Lease Limited (“Genesis”) on February 25, 2010 in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V. (“AerCap”), Genesis and AerCap International Bermuda Limited.
IMPORTANT INFORMATION ABOUT THE AERCAP TRANSACTION
     In connection with the proposed transaction between Genesis and AerCap, AerCap filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 on February 2, 2010 that includes a definitive proxy statement of Genesis and a prospectus of AerCap. Genesis mailed the definitive proxy statement/prospectus to its shareholders on or about February 8, 2010, and filed with the SEC the definitive proxy statement/prospectus on Form 6-K on February 9, 2010. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871.
     This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Genesis Lease Ltd. Company▲	GLS Ticker▲	Q4 2009 Earnings Call Event Type▲	Feb. 25, 2010 Date▲

MANAGEMENT DISCUSSION SECTION
Operator: Good day ladies and gentlemen, and welcome to the Genesis Lease Fourth Quarter and Year-End 2009 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions]. As a reminder, this conference call is being recorded.
I would now like to introduce your host for today’s conference, Jeffrey Goldberger of KCSA Strategic Communications. You may begin.
Jeffrey Goldberger, KCSA Strategic Communications
Thank you, Giovanni, good morning everyone. Again, my name is Jeffrey Goldberger and I am with KCSA Strategic Communications, Investor Relations Counsel to Genesis Lease. The company’s fourth quarter and year-end earnings release was issued this morning and is posted on its corporate website at www.genesislease.com.
Representing the company today are John McMahon, Chief Executive Officer, and Alan Jenkins, Chief Financial Officer. Before I turn the call over to John for his opening remarks, allow me to read the following Safe Harbor statement.
This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as expect, intends, anticipates, plans, believes, peaks, estimates or words of similar meaning, including, but not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.
Actual outcomes and results may differ materially due to various factors that are summarized in the earnings release and that are described more fully from time to time in the company’s filings with the SEC. We refer you to those sources for additional information. Genesis Lease expressly disclaims any obligation to update or revise any of these forward-looking statements whether because of future events, new information, a change in its views, expectations, or otherwise.
This call is a property of Genesis Lease Limited. Any distribution, transmission, broadcast or rebroadcast of this call in any form without the express written consent of the company is prohibited. A replay of this call is available from today, February 25, 2010, until Thursday, March 4, 2010 at 11:59 PM Eastern Time. For access to the replay call, 800-642-1687 in the United States and Canada, or internationally at 706-645-9291 and enter the confirmation code 55211403. The webcast will be archived in company’s website up to the completion of the proposed merger transaction with AerCap.
Before I turn the call over to management, I would remind everyone that a slide presentation accompanies this call and can be accessed on the Genesis website under the link — Events link that’s found in the Investor Relations tab. With that said, it’s my pleasure to turn the call over to John McMahon. John, it’s all yours.
John McMahon, Chief Executive Officer
Thank you, Jeffrey, and welcome everyone to our fourth quarter and year-end 2009 Earnings Call. Beginning with slide six, we follow the same format we used during our Q3 earnings call in order to provide an update to our proposed merger with AerCap. I will then turn the call over to Alan who will

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Genesis Lease Ltd. Company▲	GLS Ticker▲	Q4 2009 Earnings Call Event Type▲	Feb. 25, 2010 Date▲

provide a review of our Q4 and year-end 2009 results and key financial metrics, and then as usual, we will open the call to questions.
As announced on September 18, 2009, Genesis and AerCap agreed to merge in an all share-for-share transaction. Since the announcement, we have successfully progressed towards this goal, securing all of the necessary regulatory approvals and completing a review of the proxy statement by the SEC which culminated in the February 8 distribution of proxy materials to Genesis shareholders in advance of the special general meeting to vote on the transaction scheduled for March 23, 2010.
The transaction is then expected to close on March 25th. The proposed transaction would create the world’s leading independent aircraft leasing company which the company’s Board and Management Team believe will significantly improve both the immediate and long-term outlook for Genesis Lease shareholders. The combined company will be well positioned to deliver significant future earnings growth for our shareholders who will own approximately 29% of the combined company.
Turning to slide seven, we believe that the combined company can more effectively compete in the competitive global aviation leasing market that neither of the companies could separately. The unique combination of Genesis’s portfolio of high quality aircraft and solid cash flows and AerCap’s portfolio similarly attractive aircraft and contracted forward order book, substantially all of which is debt financing and confirmed lease commitments in place, will result in a powerful operating platform that should continue to deliver attractive earnings and growth over the coming years. As you can see on slide eight, the combined company would have approximately $8 billion of total assets, an enterprise value of over $6 billion and a contracted order book of approximately $4 billion.
The combined company will also have access to Genesis’s strong unrestricted cash generating capability. At the moment, our unrestricted cash balance stands at over $100 million compared to $86 million at the end of 2009. We also expect the combined company to experience significant cost savings in the order of $10 million annually. The combined company will have a growing globally diversified portfolio of 345 aircraft and 114 customer relationships.
Shareholders should also benefit from increased market liquidity for their shareholding.
To conclude, on slide nine, we firmly believe that this transaction is in the best interest of all Genesis shareholders who will benefit from the enhanced earnings and business growth of the world’s leading independent aircraft leasing company. We urge all shareholders to review the proxy materials and to vote your shares in favor of the proposed transaction.
If you have any questions, we advise you to contact Innisfree M&A, our proxy solicitation firm, who will be happy to answer your questions and to help you vote your shares. They can be reached at 877-687-1871 for U.S. and Canadian investors, and that’s country code 1-412-232-3565 for international investors. With that, let me hand over to Alan for details of our financial results.
Alan Jenkins, Chief Financial Officer
Thanks John. Looking at slide 11, our rental and total revenues increased during 2009, and we recorded net income of $20 million and earnings per share of $0.58 for the year. As explained in our press release, our results for 2009 were impacted by two significant items associated with recent strategic actions: a charge of $3.7 million related to transaction costs incurred with respect to the proposed marriage with AerCap and a non-cash charge of $7.7 million related to the accelerated amortization of deferred financial costs following the decision to reduce the capacity of our revolving credit facility.

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Genesis Lease Ltd. Company▲	GLS Ticker▲	Q4 2009 Earnings Call Event Type▲	Feb. 25, 2010 Date▲

Adjusting for those two items, net income and earnings per share for the year would have been 30.3 million and $0.88 per share respectively. In summary, through the very challenging operating environment in 2009, our business continued to deliver strong cash flows and profitability.
As you can see on slide 12, rental revenues increased by 19% to 62.4 million during the fourth quarter and by 1.7% to 219.7 million for the full year. The increase in the fourth quarter primarily related to the receipt of payments under a negotiated early termination of one aircraft lease and also a decrease in the number of non-revenue generating aircraft. Our utilization rate in the quarter was 99% compared to 91.6% in Q4 of 2008.
The annual rental revenues were also impacted by the early lease terminations along with the acquisition of aircraft in 2008 and 2009, offset by other lease and rental adjustments. Slide 13 shows total revenues increased by 1.8% to 228 million and also included a gain on the sale of one older non-core asset during the fourth quarter of 2009. As previously announced, we sold a Boeing 767-200 cargo aircraft in the quarter, and as part of the same transaction, we also agreed to the early lease termination of our second 767 cargo aircraft.
As described on the previous slide, the early termination on the second aircraft clearly impacted our revenue, our rental revenues for the quarter. This early determination then triggered an impairment charge of 7.5 million as we reclassify the aircraft on our balance sheet as held for sale at its estimated fair value. However, overall, the net income impact was effectively neutral for that aircraft.
Slide 14 shows that depreciation increased by 17.3% to 23.3 million for the quarter and by 14.6% to 90.2 million for the year. This increase primarily relates to an increase of 3.1 million and 10.8 million respectively relating to depreciation on planned major maintenance cost.
On slide 15, you will note that interest expense decreased by 9.4% to 17.4 million for the quarter, primarily reflecting lower commitment fees and the amortization of financing costs following the decision to downsize our revolving credit facility in the third quarter of 2009.
Over the full year, interest expense increased by 15.8% to 82.2 million. The increase relates primarily to 10.2 million in commitment fees and the amortization of financing costs in 2009 on our revolving credit facility. This includes the 7.7 million charge in the third quarter following the decision to downsize the facility. Interest expense also increased as a result of new financings on aircraft acquired in 2008 and 2009. Our blended interest cost for the year excluding commitment fees and the amortization of financing cost was 5.58% compared to 5.83% in 2008.
We incurred very little maintenance expense as shown on slide 16 during the quarter and the year as we had no defaults and very few transitions during the year. Our SG&A decreased by 11.1% to 4.6 million in the quarter and by 12.7% to 20.9 million for the year, primarily reflecting continued efficiencies with building up our team through 2008 and reducing overall cost as a consequence.
With respect to tax, Genesis does not expect to pay any material cash taxes for 2009 or for the foreseeable future on a standalone basis. Our effective tax rate is at 13.1% for the quarter and 14% for the year which reflects the Irish corporate tax rate of 12.5% and the impact of certain non-deductible costs related to the transaction cost on the proposed merger. Our EBITDA for the quarter as found on slide 17 increased by 12.6% to 58.3 million, and by 3.2% to 203.3 million for the year. Our reconciliation of EBITDA to net income appears in today’s press release.
Turning to the balance sheet on slide 18, we had total assets of 1.76 billion at year end, of which 1.6 billion relates to aircraft. Our accounts receivable was 3.4 million. Of that amount, lease receivables were 2.6 million across the portfolio which cleared after the yearend. As you will be aware, we have one aircraft with JAL who recently announced a significant restructuring of its

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Genesis Lease Ltd. Company▲	GLS Ticker▲	Q4 2009 Earnings Call Event Type▲	Feb. 25, 2010 Date▲

business. JAL have indicated that our Boeing 767-300 ER aircraft remained a core part of their future fleet and have continued to meet all of their obligation — their lease obligations in a timely fashion.
Unrestricted cash was 86.1 million. Total cash, including restricted cash, was 118.4 million. Our liabilities totaled 1.26 billion of which 1.12 billion reflect our debt facilities. Our accounts payable at yearend was 41.9 billion which has increased since last year, primarily due to additional capitalized maintenance accruals relating to planned major maintenance cost. Other liabilities are 97 million at yearend, the primary component there relates to the fair value of our swaps at 66.6 million.
On the financing side on slide 19, the revolving portion of our credit facility matures in April 2010. On February 8, 2010, we exercised our option to term out any debt outstanding under the credit facility in April of 2010 over further two years to April 2012. There is currently only 31.2 million drawn under this facility. However, the decision deferred the requirement to refinance this small amount of debt.
So the company has no short-term refinancing requirements. After 2012, the next debt maturity is in 2015 and relates to only 11 aircraft. Equally, post-merger, the combined company will have substantial short-term financing capacity through AerCap’s $1 billion revolver which can be drawn through May 2011 and matures in April 2014. At quarter end, our total debt to book debt and equity was 69.1%.
Moving to Slide 20, in terms of the portfolio as at yearend, the weighted average age of our portfolio was 7.4 years, and excluding our three freighter aircraft, the weighted average age reduced to 6.5 years. As of that date, 53 of our 54 aircraft were on lease operation with 35 airlines in 21 countries. The only aircraft not on lease was the 767-200 freighter following an agreed early termination of the lease on that aircraft.
As explained earlier, we are seeking to dispose of that aircraft and consequently have re-classified it as held for sale on our balance sheet at its estimated fair value. The weighted average remaining lease term on our portfolio was 4.4 years, and overall, our lease terms reflect a well balanced lease maturity profile extending out to 2021, which continues to provide visibility around our revenue cash flows.
We have four scheduled lease expirations in 2010, two of which we expect to transition to new customers in the first quarter, the remaining two leases expire in the fourth quarter of 2010 and are currently being re-marketed. Our portfolio performed well during 2009, and we had no repossessions during the year. Nevertheless, the operating environment remains challenging for airlines, but with some cautious optimism beginning to return.
Finally, during January 2010, we entered into a settlement agreement with respect to a previous customer default and the related legal proceedings which we previously disclosed. The terms are subject to a confidentiality agreement. We expect to receive the agreed compensation during the first quarter of 2010. Due to the nature of the agreement, we are unable to provide additional comments at this time.
With that, allow me to turn the call back to John for his closing remarks.
John McMahon, Chief Executive Officer
Thank you, Alan. Turning to slide 22, I am very pleased with the continued strong performance of our portfolio in a very challenging environment in 2009, and equally excited about the enhanced shareholder value that should result from the merger with AerCap to create the world’s leading independent aircraft lessor.

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Genesis Lease Ltd. Company▲	GLS Ticker▲	Q4 2009 Earnings Call Event Type▲	Feb. 25, 2010 Date▲

Both parties would contribute meaningfully to the combined company; Genesis, with its high-quality aircraft portfolio and significant cash generating capability, and AerCap, with its contracted, placed and funded growth. The transaction is expected to be highly EPS-accretive to Genesis shareholders, and we believe that the combined company should be well positioned to meet current industry challenges as well as to deliver continued profitable growth in the future.
On behalf of Genesis Lease and its Board of Directors, I’d like to take this opportunity to thank our shareholders, customers, our bondholders and lenders, our service of GECAS and our coverage analysts. It has been a privilege to lead Genesis since its inception and I wish you all well in the future.
In conclusion, once again I urge our shareholders to review the proxy materials and devote your shares in favor of the proposed transaction. If you have any questions, please contact Innisfree, our proxy solicitation firm, who will be happy to answer your questions and to help you vote your shares.
To repeat, they can be reached at 877-687-1871 for U.S. and Canadian Investors, and that’s country code 1-412-232-3565 for international investors. With that, I would like to open the call to questions.

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Genesis Lease Ltd. Company▲	GLS Ticker▲	Q4 2009 Earnings Call Event Type▲	Feb. 25, 2010 Date▲

QUESTION AND ANSWER SECTION
Operator: [Operator instruction]. And Mr. McMahon, I’m showing no questions, I would like to turn the call back over to you.
John McMahon, Chief Executive Officer
Okay. Well, I would just like to thank everybody for your participation today on our fourth quarter and year-end 2009 earnings call, and wish everybody well for the future. Thank you.
Operator: Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program, you may all disconnect. Everyone, have a great day.
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